Mail Stop 4561

March 15, 2007

Mr. Michael J. Chewens
Chief Financial Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815

> **Re:** **NBT Bancorp Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2006**
> **File No. 000-14703**

Dear Mr. Chewens:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Risk Management – Credit Risk, page 29

1. We note your disclosure on page 33 that in 2006 the company updated its historical charge-off factors for graded commercial and agricultural loans and revised its environmental risk factors for all loan types to be consistent with the December 2006 *Interagency Policy Statement on the Allowance for Loan and Lease Losses*. Please describe for us the specific changes you made to your charge-off factors and environment risk factors and quantify the impact on the

individual components and overall allowance for loan losses as of December 31, 2006. Tell us the specific guidance in the December 2006 *Policy Statement* that you relied upon in making these changes and how you believe this guidance differed from previously relied upon guidance.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 50

2.   We note your disclosure on page 51 that the company identified separate operating segments that did not meet the quantitative thresholds for separate disclosure. We further note your disclosure on page 4 that the Bank conducts business through two geographic operating divisions, NBT Bank and Pennstar Bank. Please tell us the separately identified operating segments and how you considered paragraphs 10 – 15 of SFAS 131 in determining the company's operating segments. Provide us with your analysis of how you considered paragraphs 18 and 19 of SFAS 131 in determining that the operating segments did not meet the criteria for separate disclosure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief